Exhibit 99.(a)(xxxii)

LORD ABBETT INVESTMENT TRUST

The undersigned, being at least a majority of the Trustees of Lord Abbett Investment Trust, a Delaware statutory trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated August 16, 1993 (the “Declaration”), do hereby terminate, pursuant to Section 5.4.3 of the Declaration, the Series of the Trust named Lord Abbett Multi-Asset Growth Fund.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 3rd day of April, 2019.

/s/Douglas B. Sieg	/s/James M. McTaggart
Douglas B. Sieg	James M. McTaggart

/s/Eric C. Fast	/s/Karla M. Rabusch
Eric C. Fast	Karla M. Rabusch

/s/Evelyn E. Guersey	/s/Mark A. Schmid
Evelyn E. Guernsey	Mark A. Schmid

/s/Julie A. Hill	/s/James L.L. Tullis
Julie A. Hill	James L.L. Tullis

/s/Kathleen M. Lutito
Kathleen M. Lutito